FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
T FLOOR
103-3198
OM


06019604

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

December 19, 2006


SEC MAIL
PROCESSING
RECEIVED
DEC 27 2006
WASH, D.C.
160
SECTION

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company dated December 14, 2006.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED

JAN 05 2007

THOMSON
FINANCIAL

45860311.1

Offen für neue Horizonte.

Vienna International Airport

File No. 82-3907

Vienna International Airport:
Steady growth in traffic to Eastern Europe

The development of traffic at Vienna International Airport was also positive during November. The total number of passengers rose 5.5% and maximum take off weight (MTOW) increased 4.3%. Flight movements grew by 4.2 % and the cargo sector reported a plus of 5.3%. Strong growth was again recorded in the number of passengers travelling to the east (plus 9.5%) and Near East (plus 8.6%).

The number of passengers handled by Vienna International Airport from January to November 2006 increased 6.3% to a total of 15,611,093. Traffic to the Near East showed particularly sound development of 14.1% during this period. Maximum take-off weight (MTOW) rose by 3.8%, flight movements were 2.9% higher and cargo volume grew by 15.1%. These results place Flughafen Wien AG above the levels forecasted for 2006.

	November 2006	Change in %	January to November 2006	Change in %
Passengers:	1,261,636	+5.5	15,611,093	+6.3
Transfer passengers:	426,326	+2.3	5,273,474	+4.3
Maximum take off weight (in tonnes):	538,567	+4.3	6,244,330	+3.8
Flight movements (arrival + departure):	19,052	+4.2	219,152	+2.9
Cargo in tonnes (air cargo and trucking):	24,041	+5.3	243,845	+15.1

For additional information contact: Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-23000

39/06 .... KA/EK .... 14. Dezember 2006


SEC MAIL PROCESSING
RECEIVED
DEC 27 2006
WASH, D.C.
160
SECTION